MANAGEMENT’S DISCUSSION & ANALYSIS – 2016 SECOND QUARTER

This Management’s Discussion and Analysis (“MD&A”) is dated as at July 27, 2016, and was reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three and six months ended June 30, 2016, as well as the 2015 audited consolidated financial statements and the 2015 MD&A, dated February 24, 2016, and the Annual Information Form (“AIF”) dated March 15, 2016.  All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the three and six months ended June 30, 2016, and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound, per litre and per share data.  Information on risks associated with investing in the Company’s securities as well as information about mineral resources and reserves under National Instrument (“NI”) 43-101 are contained in the Company’s most recently filed AIF which is available on the Company’s website at www.nevsun.com or on SEDAR at www.sedar.com and the Management Information Circulars of each of the Company and Reservoir Minerals Inc. dated May 18, 2016 which are also available on SEDAR.

Business of the Company

Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or “the Company”) are engaged in the acquisition, exploration, development and operation of mineral property interests.  Nevsun is a public company which is listed on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”.  Nevsun was incorporated under the laws of the Province of British Columbia under the Company Act (British Columbia), is currently governed by the Business Corporations Act (British Columbia) and maintains its head office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6C 0B4 and its registered and records office at 1000 – 840 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M1 and its website address is www.nevsun.com.

The Company’s two principal assets are its 60% owned Bisha Mine in Eritrea and the Timok project (“Timok project”) in Serbia which was acquired during Q2 2016 from Reservoir Minerals Inc. (“Reservoir”). The Bisha Property hosts a gold, copper and zinc deposit and includes satellite VMS deposits at Harena, Northwest, Hambok, Aderat and Asheli. The Company’s principal mining operation is the Bisha Mine, which is located on the Bisha Property and is owned and operated by Bisha Mining Share Company (“BMSC”), an Eritrean registered corporation.  Nevsun is a 60% shareholder of BMSC, with the remaining 40% ownership in BMSC held by the State-owned Eritrean National Mining Corporation (“ENAMCO”).  BMSC is governed under the terms of a shareholder agreement between Nevsun and ENAMCO.  Under Eritrean mining law, the State of Eritrea initially held a 10% free carried interest in the property.  In October 2007, ENAMCO agreed to purchase an additional 30% interest in BMSC.  On December 12, 2007, BMSC was granted a 20 year mining license for the Bisha project, and on July 6, 2012, a 10 year mining license was granted for the Harena property.  BMSC also holds the Mogoraib River exploration license that includes the Hambok, Aderat, and Asheli deposits, and it is renewed annually. On June 29, 2016, BMSC acquired two new exploration licenses in Eritrea in a non-monetary transaction.

The Bisha Mine was in commercial gold production from February 2011 to June 2013, which allowed for an early payback of pre-production capital and funding of the copper phase expansion.  Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and commercial production was achieved on December 1, 2013. Mining copper ore from the supergene phase ceased during Q2 2016 and the Bisha Mine has entered into the commissioning phase of the zinc plant which consists of processing copper and zinc ore from the primary phase. During the primary phase, the Bisha Mine will produce both zinc and copper concentrates. The Bisha Mine’s current reserve life extends through 2025. The Bisha Mine has the full support of the Eritrean Government.

On June 23, 2016, the Company completed the acquisition of 100% of the outstanding shares of Reservoir Minerals Inc. under an arrangement agreement dated April 22, 2016, as amended on June 16, 2016 (the “Arrangement Agreement”) pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). Concurrent with entering into the Arrangement Agreement, Nevsun and Reservoir entered into a funding transaction whereby Nevsun would provide $135,000 to fund Global Reservoir (BVI) Inc., a wholly owned subsidiary of Reservoir, to exercise its right of first offer (“ROFO”) in respect of its joint venture with Freeport International Holdings (BVI) Inc. (“Freeport BVI”). On closing of the exercise of the ROFO (May 2, 2016), Global Reservoir Minerals (BVI) Inc. acquired a 100% interest in the Upper Zone and a 60.4% present interest in the Lower Zone of the Timok project, a copper-gold development project in Serbia. Freeport-McMoRan Exploration Corp. (“Freeport”) presently owns an indirect 39.6% interest in the Lower Zone through its Class B share ownership in Freeport BVI and its ownership interest in the Lower Zone could be increased to 54.0%. (Nevsun and its direct and indirect subsidiaries, including Reservoir and Global Reservoir Minerals (BVI) Inc. are hereafter referred to as “Nevsun” or “the Company”)

Reservoir made a cash payment of $135,000 on closing of the ROFO and agreed to make expenditures of $20,000 on agreed Lower Zone work. Additionally, the Company is committed to make the following payments to Freeport:

a.	$45,000 upon the earliest to occur of (i) a decision to proceed with construction of facilities in the Upper Zone, and (ii) access to either ore body for direct ship ore; and

b.	$50,000 payable to Freeport upon the achievement of commercial production.

Freeport is also entitled to be repaid up to $12,500 in recoupment of project expenditures from the Company’s share of future distributions.

The Company has been appointed as operator of the Timok project until the occurrence of certain events, which are expected to be at least 15 years after commencement of commercial production on the Upper Zone, and will advance the development of both the Upper Zone and the Lower Zone.  The Company will fund 100% of the Upper Zone development costs and will sole fund $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study by the Company, Freeport will have increased its ownership in the Lower Zone to 54% and the Company will own 100% of the Upper Zone and 46% of the Lower Zone. The Company will continue to solely fund the development the Upper Zone and Freeport and the Company will be responsible for funding the development of the Lower Zone on a pro rata basis (54% by Freeport and 46% by the Company) and each will be entitled to its pro rata share of economic benefits of the Lower Zone. The Company will continue to hold a 100% interest in the Upper Zone.

Second quarter highlights
  Continued first quartile safety performance at Bisha
  Completed the acquisition of Reservoir Minerals Inc. at a purchase price of $512.5 million
  Completed the acquisition of significant additional exploration licenses in the Bisha District
  Delivered the Bisha Zinc Expansion Project on time and under budget
  Produced 21.6 million pounds of copper at C1 cash costs(1) of $0.92 per payable pound sold
  Total 2016 supergene copper production of 55.8 million pounds at a C1 cash cost(1) of $1.04 per payable pound sold significantly better than guidance
  Sold 30,000 gold equivalent ounces from stockpiles for a YTD sales total of 50,000 gold equivalent ounces
  Generated earnings per share attributable to Nevsun shareholders of $0.04, and $34.9 million in operating income
  Ended period with working capital of $237.9 million, including $240.3 million of cash
  Paid quarterly dividend of $0.04 per share
	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenue (millions)	$79.2	$104.2	$171.6	$221.4
Operating income (millions)	34.9	38.6	67.8	81.2
Net income (millions)	18.0	19.2	33.6	42.2
Net income attributable to Nevsun shareholders (millions)	9.6	9.4	17.1	22.0
Basic earnings per share attributable to Nevsun shareholders	0.04	0.05	0.08	0.11
Working capital (millions)	237.9	498.6	237.9	498.6

Copper price realized, per payable pound sold	2.11	2.59	2.16	2.53
C1 cash cost per payable pound sold(1)	$0.92	$0.97	$1.04	$1.12
(1)	C1 cash cost per pound is a non-GAAP measure – see page 18 of this MD&A for discussion of non-GAAP measures and page 7 of this MD&A, Cash costs, for explanation on of per unit costs.

Acquisition of Reservoir Minerals Inc.

On June 23, 2016, the Company completed its $0.5 billion acquisition of Reservoir which is now a wholly-owned subsidiary of the Company. The acquisition of Reservoir and its principal asset, the Timok project, located in eastern Serbia near the Bor Mining and Smelting complex, is the culmination of a long-term strategic objective of the Company to grow through merger and acquisition (“M&A”) transactions. The transaction fits the Company’s M&A criteria of a transformative, high quality, copper and gold project in a different geography. Based on the Company’s due diligence and long term commodity price expectations, the transaction is expected to generate a strong return for the Company’s shareholders. Additional benefits of the transaction include significant exploration potential in Serbia and the addition of Freeport-McMoRan Inc. and Rio Tinto plc as major strategic partners.

The Timok project is focused on the Cukaru Peki (“Timok”) deposit, which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization). The Upper Zone has an extremely high copper and gold content consisting of 1.7 million tonnes of indicated resource grading 13.5% copper and 10.4 g/t gold and 35.0 million tonnes of inferred resource grading 2.9% copper and 1.7 g/t gold.

The Timok project is a joint venture between Nevsun and Freeport-McMoRan Inc. The Company has been appointed as operator of the Timok project until the occurrence of certain events and will advance the development of both the Upper Zone and the Lower Zone.  The Company will fund 100% of the Upper Zone development costs and will sole fund $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study by the Company, Freeport’s ownership in the Lower Zone will increase to 54% and the Company will own 100% of the Upper Zone and 46% of the Lower Zone. The Company will continue to solely fund the development the Upper Zone and Freeport and the Company will be responsible for funding the development of the Lower Zone on a pro rata basis (54% by Freeport and 46% by the Company) and each will be entitled to its pro rata share of economic benefits of the Lower Zone.  The Company will continue to hold a 100% interest in the Upper Zone.

Under the terms of the Arrangement Agreement, each issued and outstanding common share and restricted share unit of Reservoir was exchanged for two (2) Nevsun common shares plus CAD$2.00 in cash.  After the closing of the arrangement, current Nevsun and Reservoir shareholders own approximately 67% and 33% of the Company, respectively.  The total purchase price was $512,554, comprised of $287,033 for the 99.9 million Nevsun shares issued, $85,511 in cash paid to former holders of Reservoir’s common shares, restricted share units and stock options, $135,000 which was used to fund Reservoir’s purchase of Freeport’s 100% interest in the Upper Zone and 28% interest in the Lower Zone, $872 in interest accrued on the unsecured loan provided to Reservoir by the Company, and $6,000 in capitalized transaction costs, less $1,862 in share of loss from associate

BMSC mineral properties acquisition

On June 29, 2016, BMSC agreed to a $37,630 non-monetary mineral properties acquisition transaction with the Eritrean Ministry of Energy and Mines, increasing its exploration license area to 814 square kilometers, an increase of 1891% from the previous 41 square kilometers, in Bisha’s Volcanogenic Massive Sulfide (VMS) District. The increased exploration license area consists of two land packages, including 184 square kilometers surrounding the existing BMSC mining licenses (“Tabakin Exploration License”), and 630 square kilometers in the vicinity of the Bisha mine, which combines new and previously relinquished property and the current Mogoraib River license that hosts the Hambok, Asheli and Aderat deposits (“New Mogoraib Exploration License”).

The Tabakin Exploration License includes the area between the Bisha and Harena mining licenses. BMSC will be permitted to hold the area covered by the exploration license for ten years before any partial relinquishments. The New Mogoraib Exploration License will be subject to a relinquishment regime for exploration licenses (three years of no relinquishment, followed by two one-year renewals with a 25% annual area reduction beginning after year three).

Nevsun funded its share of these newly acquired exploration licenses by way of a $22,578 reduction in the amount receivable from ENAMCO. As part of this transaction, Nevsun will no longer charge interest on the remaining receivable. This receivable originally arose in 2011 when ENAMCO agreed to a $254,000 purchase price for the acquisition of an additional 30% interest in BMSC.

Outlook for 2016

2016 Objectives

  Continue to pursue M&A opportunities supported by a strong balance sheet.
  Maintain top quartile safety performance at Bisha operations.
  Deliver zinc flotation plant expansion on time and under budget.
  Complete successful transition to primary ore processing by Q3.
  Produce 40 to 50 million pounds of copper from supergene ore at a C1 cash cost(1) of $1.20 to $1.40 per payable pound sold.
  Produce 40 to 60 million pounds of copper from primary ore.
  Produce 70 to 100 million pounds of zinc from primary ore.
  Monetize a further 80,000 to 100,000 gold equivalent ounces from stockpiles.
  Grow Bisha district mineral resources and deposits through exploration.
  Continue paying peer leading dividends.

2016 Progress Update

The Company is making good progress towards achieving most of the 2016 Objectives outlined above. Some key highlights during the first half of 2016 include:

  The completion of an M&A transaction by acquiring Reservoir Minerals Inc., giving the Company a transformative asset in the Timok project, located in Serbia.
  No lost time injuries from Operations and over one million hours on the completed Bisha Zinc Plant expansion with no lost time injuries.
  The Bisha Zinc Plant expansion has been completed on time and under budget, at a capital cost of $76,930.
  Production of 55.8 million pounds of copper from supergene ore at a C1 cash cost(1) of $1.04 per payable pound sold during H1 2016, significantly ahead of guidance.
  Commissioning of the Bisha Zinc Plant is underway with the first zinc concentrate sales expected in August 2016. With changes to the mine plan as described on pages 6 and 7, the Company expecting to produce less copper from primary ore than previously guided. The Company will provide an updated estimate when the achievement of commercial production is announced.
  Monetization of 50,000 gold equivalent ounces from stockpiles through direct shipment ore sales at better than expected commercial terms.
  Continuation of successful exploration efforts to prove up and expand existing resources.
  Maintenance of the quarterly dividend of $0.04 per share.

(1)  C1 cash cost per pound is a non-GAAP measure – see page 18 of this MD&A for discussion of non-GAAP measures and page 7 of this MD&A, Cash costs, for explanation on per unit costs.

Operating review
Key operating information – Bisha Mine:
	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Ore mined, tonnes(1)	964,000	771,000	2,301,000	1,428,000
Waste mined, tonnes	2,448,000	2,605,000	4,476,000	6,122,000
Strip ratio, (using tonnes)	2.5	3.4	1.9	4.3
Ore milled, tonnes(2)	471,000	429,000	1,055,000	870,000
Copper feed grade, %	2.5	4.2	2.8	4.4
Recovery, % of copper	82.9	82.5	85.2	83.2
Copper concentrate grade, %	21.2	24.9	22.2	24.9
Copper in concentrate produced, millions of pounds	21.6	32.4	55.8	70.4
Copper in concentrate produced, tonnes	9,800	14,700	25,300	31,900
Payable copper in concentrate sold, millions of pounds	22.9	33.6	57.8	81.0
Payable copper in concentrate sold, tonnes	10,300	15,200	26,200	36,700
Payable gold in concentrate sold, ounces	4,500	5,500	10,500	12,400
Payable silver in concentrate sold, ounces	192,000	329,000	418,000	698,300
(1)	Ore tonnes mined for the three and six months ended June 30, 2016 included no oxide ore (three and six months ended June 30, 2015 – 43,000 and 54,000 tonnes, respectively), 133,000 and 865,000 tonnes of supergene ore, respectively (three and six months ended June 30, 2015 – 462,000 and 980,000) and 831,000 and 1,436,000 tonnes of primary ore, respectively (three months ended March 31, 2015 – 266,000 and 394,000).
(2)	The supergene phase of the Bisha mine ceased on June 2, 2016. The processing figures presented in this table consist of the processing of supergene ore only.

Results of operations for the second quarter 2016

Operating income

The Company generated operating income of $34,907 in Q2 2016, a 10% decrease from operating income of $38,617 generated in Q2 2015. Operating income from copper concentrate sales was $12,360 versus $37,786 in Q2 2015.  The decreased contribution from copper sales reflects both lower production due to lower feed grades and lower realized copper prices at similar production costs. During Q2 2015, C1 cash costs were positively impacted by $11,833 from the one-time sale of precious metals (“PM”) concentrate. The sale of direct shipped ore (“DSO”) contributed $22,547 to operating income for Q2 2016, with only one small sale of DSO for the comparable quarter in 2015 which contributed $831 to operating income during that period.

All operating costs other than selling costs from supergene copper sales and directly attributable costs from the DSO sales have been capitalized since June 3, 2016, as the Company has entered into pre-commercial production of the primary phase of the Bisha mine.

Production and sales

The supergene phase of the Bisha mine was exhausted on June 2, 2016, and after a brief shutdown period for project tie-ins, the commissioning of the zinc plant commenced on June 6, 2016.

The Bisha Mine produced 21.6 million pounds of copper in concentrate during Q2 2016 by processing approximately 471,000 tonnes of ore, averaging 2.5% copper. Copper production decreased by 33% as compared with Q2 2015 primarily due to the expected 40% decrease in copper feed grade, offset by a 10% increase in milled ore tonnes and a marginal increase in copper recoveries. The mill was able to process significantly more tonnes during Q2 2016 despite only two months of production when compared to Q2 2015 when there had been unplanned mill shutdowns. The Company estimates that it will process small quantities of previously mined primary ore as it contains boundary layer material which does not exhibit ideal flotation characteristics in the current process plant. Once commercial production has been achieved in the primary phase, the Company will re-visit the most optimal method to process this stockpiled boundary ore material reflected in above production statistics table as a subset of primary ore. A modification to the mine production schedule to allow for accelerated access to “fresh” primary ore for the second half of 2016 was made during the current quarter which resulted in a low strip ratio of 2.5. This recent reduction in waste mining for preference to additional ore mining in the first half of 2016 is expected to be regained without material capital injection in later periods from 2017 onwards. The Company expects that most of Bisha mine’s current fleet of mobile equipment, both in operations and parked up, will be able to meet any increased demand in material movement in the mine’s revised mine plan for future years.

Cash costs

Cash costs per payable copper pound sold for Q2 2016 were $0.92 as compared to $0.97 in Q2 2015. Operating and selling costs per payable pound sold in Q2 2016 were lower to those recorded in the comparative period despite a 26% reduction in payable copper pounds sold. Operating and selling costs per payable pound sold of $1.25 in Q2 2016 were lower than Q2 2015, where operating and selling costs were $1.45 per payable pound sold. Treatment and refining charges during Q2 2016 were lower by $0.09 per pound or 24% than in Q2 2015. By-product revenue, driven by higher gold and silver prices, resulted in an additional $0.06 per pound of credits against C1 cash costs. The decrease in C1 cash cost per pound in the current quarter is also the result of a low strip ratio, ongoing cost cutting and containment efforts, and lower fuel prices combined with higher mill throughput. The input price for fuel in Q2 2016 was $0.45 per litre versus $0.70 per litre in Q2 2015.

C1 cash costs for Q2 2015 and fiscal 2015 were reduced by sales of $11,833, net of treatment and refining charges and operating selling expenses, contributed from the sale of precious metals concentrate treated as by-product revenue.

Stockpiled materials

At the end of the current quarter, there were three distinct types of stockpiled material – 400,000 tonnes of pyrite sand, 190,000 tonnes of oxide ore, and 2,300,000 tonnes of primary ore, inclusive of primary transitional material.

The pyrite sand material consists of 13,000 tonnes of higher grade ore, most of which will be monetized during 2016. Further study is required to determine the economics of the remaining 387,000 tonnes of the lower grade pyrite sand.

The stockpiled oxide ore consists of 190,000 tonnes of material, 50,000 tonnes of which contain high grades of gold and silver and are expected to be monetized in 2016. The remaining 140,000 tonnes of oxide ore will be processed at the end of the mine life through the existing carbon-in-leach plant.

The 2,300,000 tonnes of primary ore is intended to be either processed in a blended manner with in-pit in-situ fresher primary ore through both the existing copper flotation plant followed by the new zinc flotation plant, and/or processed via an alternative method based on future planned processing boundary material studies commencing later this year. The Company estimates approximately 5% of this material will be processed in 2016. The Company has decided to segregate and stockpile all potential boundary layer primary material until the commissioning of the new plant and subsequent processing of the primary ore has stabilized upon which further testing and potential blending will re-start.

The composition of stockpiled materials as at June 30, 2016, is as follows:

	Total	Current	Non-current
Supergene ore(1)	-	-	-
Primary ore	2,300,000	106,000	2,194,000
Oxide ore	190,000	50,000	140,000
Pyrite sand ore	400,000	13,000	387,000
(1)	Remaining supergene ore in stockpile was processed in the current quarter.

Exploration

A key element of Bisha’s organic growth strategy is to leverage opportunities in the immediate mine area to optimize and extend the mine life of Bisha.  The Company believes these near term exploration targets, which can be quickly permitted for exploitation and could result in extensions of known mineral deposits at Bisha, are an excellent allocation of capital.

In Q2 2016, the Company spent $3,184 to fund 15,981 metres of exploration diamond drilling (33 holes), 402 metres of reverse circulation drilling (4 holes), ground and borehole geophysical surveying and other geological work. The main areas of focus were the Asheli deposit, where a total of 21 holes (9,503 metres) were completed and Bisha (5,214 metres in 9 holes) where drilling targeted the down dip area below the known deposit. Late in the quarter, drilling was restarted at the Harena deposit where 3 holes (1,264 metres) were completed.

The Asheli deposit was discovered in April 2015 when hole MX-044 returned 8.30 metres of massive sulphide grading 1.44% Cu and 4.00% Zn. Follow-up drilling in hole MX-052 confirmed the new discovery with 22.90 metres of massive sulphide grading 2.29% Cu and 4.50% Zn and additional massive sulphide mineralization was intersected in hole MX-056 (20.90 metres grading 1.26% Cu, 6.08% Zn). Drilling was suspended at that time for the rainy season in this part of Eritrea and to focus on other high priority targets elsewhere.

In Q2 2016, drilling resumed at Asheli with an initial goal of better understanding the geometry of the known massive sulphide deposit. Holes MX-065 (29.2 metres grading 2.10% Cu, 4.85% Zn) and MX-066 (22.2 metres grading 2.43% Cu, 9.98% Zn) confirmed the thickness, continuity and high grade nature of the massive sulphide zone.   Further drilling included step-out hole MX-068 targeting the projected down plunge extension of the mineralization approximately 100 metres below the known deposit.  This hole intersected 44.0 metres of massive sulphide grading 1.97% Cu and 9.13% Zn and hole MX-075 drilled an additional 60 meters down dip which returned 31.3 meters of massive and stringer sulphides grading 1.30% Cu and 13.98% Zn with a particularly zinc-rich section grading 0.91% Cu and 28.01% Zn over 13.7 metres. Drilling has presently been suspended for the rainy season.  A maiden resource for Asheli is expected to be included in the annual resource update scheduled to be released in early 2017.

Widely spaced drilling in Q1 2016 continued to confirm that the Bisha deposit continues below the proposed open pit. The potential for Bisha to transition to an underground operation is being further evaluated with additional extension and infill drilling and a number of assumptions still requiring more test work, which includes additional geotechnical and metallurgical assessments. This remained the focus of exploration work in Q2 2016.  Preliminary results are encouraging in a number of areas.

Timok project update

The Company is the operator of the Timok project. The transition from Freeport was completed during the month of May 2016 by a joint Nevsun and Reservoir team. Key handover meetings occurred in Phoenix, Arizona and at the Timok project office in Bor, Serbia. An initial 100 day plan is in the midst of execution with key activities including adjudication and award of various drill tender packages for both the Upper and Lower Zone drill programs and finalization of financial integration matters.

A week-long internal technical project workshop was held in Serbia from July 18 to 22, 2016 where the key internal tasks and deliverable milestones were drafted along with the required support project team structure to enable delivery of the Pre-Feasibility Study (“PFS”) in the next 14 to 17 months, assumed at present to be no later than end of 2017. The final associated PFS budget for the Upper Zone will be finalized during Q3 2016. Preliminary estimates of the capital allocation for Upper Zone activities for H2 2016 currently range between $10 million to $15 million.

Bisha zinc expansion project

On June 7, 2016, the Company announced the completion of the new zinc flotation plant at its Bisha Mine in Eritrea.  The new zinc flotation plant adds to the existing copper flotation and Bisha will continue to produce both copper and zinc for the remaining current nine-year reserve life of primary ore. The Company initiated ore commissioning of the combined plant on June 6, 2016. The plant was completed on time and well under budget at a total constructed cost of $76,930, coincident with the exhaustion of the supergene ore.

This Bisha zinc expansion project will average over 100,000 tonnes (225 million pounds) of zinc and 20,000 tonnes (45 million pounds) of copper per year for the next nine years from mid-2016 and has excess capacity to absorb additional feed that might come from additional deposits without yet defined mineral reserves from Bisha deeps, Harena or Asheli.

The zinc expansion project also included replacement of the copper regrind mills with a new, more efficient IsaMillTM, identical to the regrind mill in the zinc plant. Cold commissioning tests – utilizing air, water and slurry – are now finished. Hot commissioning has commenced, using lower quality boundary material ore to start plant optimization and ramp-up, and to generate combinations of various copper, zinc, and bulk concentrates. Bulk concentrate is a combination of zinc and copper in concentrate containing elevated levels of each mineral within the bulk concentrate. Bulk concentrate can be independently saleable or can also be used to blend with zinc or copper concentrates.

The Company has completed just under one month of commissioning of the new facility. A combination of boundary layer primary ore and fresh primary ore were milled during the month of June. A decision was made to predominantly mill fresh primary ore until the flotation response of the copper and zinc ore stabilizes. The Company is already producing zinc at the expected zinc concentrate specifications which bodes well for future zinc offtake negotiations. However, current zinc recoveries are below expected future rates. The new plant has not yet produced a stable solely saleable amount of copper concentrate at this time from the primary ore but continues extensive geometallurgy analyses with concurrent reagent modifications aimed to achieve planned concentrate quality.

As the production rate of copper and zinc concentrate going forward is expected to be similar to those of 2015, there is no need for additional transport or shipping infrastructure upgrades. The existing Rotainer trucking and loading system used to load, transport and unload concentrate materials for shipping continues to operate safely, efficiently and in an environmentally sound manner.

Commercial production is an accounting definition. It will be achieved when the process plant is capable of operating in the manner intended by management. The three key parameters for passing through this accounting determination of commercial production include plant throughput, concentrate grade and recovery. The plant throughput objective will be achieved during Q3 2016. The copper concentrate grade and copper and zinc recovery levels are taking longer than expected to be achieved and management estimates this will only incur during Q4 2016. The key challenges in achieving these latter two parameters are the variability and mineralogy of the ore and associated appropriate reagent additions.

Corporate Social Responsibility

The Company issued its 2015 annual CSR report in May 2016, and can be found on the Company’s website at: http://nevsuncsr.com/home/reporting/. The Company continues with its transparent approach to operations and contributions to the communities and reporting of funds paid to the State of Eritrea in the form of taxes and royalties.  In 2013, an independent human rights impact assessment (HRIA) was commissioned and carried out by an experienced and internationally recognized human rights lawyer.  The results of the HRIA were published in April 2014 and an independent update audit was carried out during 2015.  Final results of this audit were posted on the Company’s website in August 2015 at: http://nevsuncsr.com/case-studies/bisha-hria/.

Dividends

The Company declared on June 3, 2016, the second quarterly dividend of 2016 of $0.04 per share which totalled $7,994. Dividends declared so far in 2016 total $15,988. During 2015, the Company declared quarterly dividends of $0.04 per share totaling $31,959, which represented a fifth consecutive year of increased dividend declarations (2015 – $31,959; 2014 - $28,928; 2013 - $27,873; 2012 - $19,947; 2011 - $15,948) since the start of commercial production at the Bisha Mine in early 2011.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. The Company declared commercial copper production on December 1, 2013, and the first commercial-stage revenues related to copper production were recognized in Q1 2014. The commissioning phase of the zinc flotation plant began on June 6, 2016. Costs incurred for this phase will be capitalized until commercial production is declared.

In US $000s (except per share data)	2016 2nd	2016 1st	2015 4th	2015 3rd
Revenues	$79,165	$92,433	$65,444	$70,016
Operating income	34,907	32,934	5,822	5,693
Net income for the period	17,976	15,584	832	2,842

Net income (loss) attributable to Nevsun shareholders	9,612	7,501	(679)	1,448
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.04	0.04	(0.01)	0.01
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.04	0.04	(0.01)	0.01

In US $000s (except per share data)	2015 2nd	2015 1st	2014 4th	2014 3rd
Revenues	$104,240	$117,172	$138,695	$147,943
Operating income	38,617	42,581	70,323	78,076
Net income for the period	19,165	23,034	40,098	44,599

Net income attributable to Nevsun shareholders	9,447	12,578	21,878	25,548
Earnings per share attributable to Nevsun shareholders – basic	0.05	0.06	0.11	0.13
Earnings per share attributable to Nevsun shareholders – diluted	0.05	0.06	0.11	0.13

Financial results – three months ended June 30, 2016

The following variances result when comparing operations for the three month period ended June 30, 2016, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s Q2 2016 revenues of $79,165 (Q2 2015 - $104,240) are comprised of copper concentrate sales of $48,336 (Q2 2015 - $87,124), copper concentrate by-product sales of $9,239 (Q2 2015 - $28,588) and other revenue of $28,344 (Q2 2015 – $1,095), net of copper concentrate treatment and refining charges of $6,754 (Q2 2015 - $12,567).  Revenues included sales of 22.9 million payable pounds of copper (Q2 2015 – 33.6 million) at an average realized price of $2.11 per pound (Q2 2015 – $2.59).  Copper concentrate sales include credits of $133 (Q2 2015 – charges of $2,380) related to provisional and final pricing and physical quantity adjustments which reflect a steady copper price during Q2 2016 as compared to a decreasing price environment in Q2 2015. Copper concentrate treatment and refining charges, which are accounted for as a reduction of revenues, decreased by $0.09 on a per payable pound sold basis reflecting decreasing treatment charges in 2016. Copper concentrate by-product credits increased by $0.06 on a per payable pound sold basis as compared to Q2 2015 due to the recent rise in gold and silver prices in the current quarter (see page 18 for a reconciliation of C1 cash cost sold). The Company also completed DSO sales20compared to Q1-16 revenues, i which contained approximately 30,000 gold equivalent ounces from stockpiled material which resulted in other revenue of $28,344 (Q2 2015 – $1,095). The gold equivalent ounces are calculated based on a ratio of 78:1 silver to gold.

Operating expenses

The Company recorded operating expenses of $28,559 in Q2 2016 (Q2 2015 - $48,794). The decrease from Q2 2015 is the result, in part, of a lower quantity of copper concentrate sold, a lower strip ratio, as well as lower unit operating costs. Despite lower concentrate grades sold, on a per payable pound sold basis, operating expenses and selling costs decreased by $0.20, or 14%, from Q2 2015 primarily as a result of a lower strip ratio, strong internal cost containment across all departments, and lower input prices realized for fuel in Q2 2016 of $0.45 per litre (Q2 2015 - $0.70, per litre).

Royalties

The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales. In Q2 2016, royalty expenses of $3,388 (Q2 2015 – $4,908) were recorded.  In Q2 2016, the Company incurred lower royalties as compared to Q2 2015 as a result of lower copper prices and a decrease in contained copper pounds sold, offset partially by the precious metal royalties incurred on the direct shipped ore. Royalties are payable at the time concentrate or ore shipments leave the mine and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In Q2 2016, depreciation and depletion of $12,311 (Q2 2015 - $11,921) was recorded. Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation.  A higher quantity of ore tonnes mined and milled during Q2 2016 as compared to Q2 2015, resulting in higher depreciation taken on life of mine assets, resulted in the increase for the period.

Loss in equity investment

As Nevsun held a significant influence in Reservoir from April 25, 2016 to June 22, 2016, the Company accounted for its interest in Reservoir using the equity method. The total loss incurred by Reservoir during this equity period approximated $9,845. The significant increase in Reservoir’s general and administration expenses during this period versus its prior quarters were costs related to the transaction with Nevsun. Transactions costs of $8,155, consisting of investment banking fees from two separate advisors, legal fees, and other costs, were expensed by Reservoir prior to its acquisition by Nevsun.

Administrative

Administrative costs in Q2 2016 were $3,395, down from $5,518 in Q2 2015. Salaries and employee benefits including long-term incentive compensation decreased from $3,065 in Q2 2015 to $1,485 in Q2 2016, largely as a result of depreciation of the Company’s share price during Q2 2016 which affects the valuation of the Company’s outstanding share unit incentives (RSUs, PSUs and DSUs). Business development expenses decreased to $40 for Q2 2016 as compared to $583 in Q2 2015 as certain business development expenditures directly related to the acquisition of Reservoir were capitalized. Other administrative costs increased from $1,157 in Q2 2015 to $1,692 in Q2 2016.

Finance costs

Finance costs in Q2 2016 of $528 are comprised of $486 of accretion expense on the Company's reclamation liability, and $42 related to the acquisition of Reservoir Minerals. Finance costs of $384 recorded during Q2 2015 related only to accretion expense on the Company's reclamation liability.

Finance income

Finance income for Q2 2016, of $1,777 (Q2 2015 – $717) is comprised of interest accrued on amounts receivable from the non-controlling interest of $458 (Q2 2015 – $550), interest earned on the funding loan to Reservoir of $887 (Q2 2015 – $nil) and other finance income of $432 (Q1 2015 – $167), comprised predominantly of interest earned on cash and cash equivalent balances.

Income taxes

Income tax expense for Q2 2016 of $12,923 (Q2 2015 – $14,267) relates to the BMSC mining operations where the statutory tax rate is 38%, and is comprised of $14,609 of current income tax expense (Q2 2015 – $9,109) and deferred income tax recovery of $1,686 (Q2 2015 – expense of $5,158).

Financial results – six months ended June 30, 2016

The following variances result when comparing operations for the six month period ended June 30, 2016, with the same period of the prior year (in US $000s, except per ounce and per pound data):

Revenues

The Company’s revenues for the six months ended June 30, 2016, of $171,598 (six months ended June 30, 2015 - $221,412) are comprised of copper concentrate sales of $125,006 (six months ended June 30, 2015 - $205,195), copper concentrate by-product sales of $19,895 (six months ended June 30, 2015 - $43,337) and other revenue of $44,293 (six months ended June 30, 2015 – $1,095), net of copper concentrate treatment and refining charges of $17,596 (six months ended June 30, 2015 - $28,215).  Revenues included sales of 57.8 million payable pounds of copper (six months ended June 30, 2015 – 81.0 million) at an average realized price of $2.16 per pound (six months ended June 30, 2015 – $2.53). Copper concentrate sales include credits of $2,134 (six months ended June 30, 2015 – charges of $15,282) of provisional and final pricing and physical quantity adjustments.  By-product revenues for the six months ended June 30, 2015 included the one-time sale of the PM concentrate for $15,420 (net of treatment and refining costs of $1,871). Copper concentrate treatment and refining charges, which are accounted for as a reduction of revenues, decreased by $0.05 on a per pound basis reflecting a lower benchmark price in 2016.  Copper concentrate by-product credits, excluding the PM concentrate by-product credits, increased $0.02 on a per payable pound sold basis (see page 18 for a reconciliation of C1 cash cost sold) due to higher realized precious metals prices. The Company also completed DSO sales20compared to Q1-16 revenues, i which contained approximately 50,000 gold equivalent ounces from stockpiled material which resulted in other revenue of $44,293 (Q2 2015 – $1,095). The gold equivalent ounces are calculated based on a ratio of 78:1 silver to gold.

Operating expenses

The Company recorded operating expenses of $70,030 in the six months ended June 30, 2016 (six months ended June 30, 2015 – $106,288). The decrease from the six months ended June 30, 2015, is the result of a lower quantity of copper concentrate sold, a lower strip ratio, as well as lower unit operating costs. Despite lower concentrate grades sold, on a per payable pound sold basis, operating expenses and selling costs decreased by $0.10, or 8%, from the six months ended June 30, 2015 as a result of the lower strip ratio, strong internal cost containment across all departments, and lower input prices realized for fuel in H1 2016 of $0.45 per litre (H1 2015 - $0.83, per litre).

Royalties

The Company incurs a 3.5% royalty on base metal sales and a 5% precious metals royalty on its gold and silver sales.  During the six months ended June 30, 2016, royalty expense of $7,243 (six months ended June 30, 2015 - $9,727) was recorded.  In the six months ended June 30, 2016, the Company incurred lower royalties primarily due to fewer copper sales and lower copper prices during the comparative period. Royalties are payable at the time the material leave the mine and are based on estimated values of contained metal at the time of shipment without subsequent adjustment.

Depreciation and depletion

In the six months ended June 30, 2016, depreciation and depletion of $26,484 (six months ended June 30, 2015 - $24,199) was recorded. Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation. A higher quantity of ore tonnes mined and milled during the six months ended June 30, 2016 as compared to the same period in 2015, resulting in higher depreciation taken on life of mine assets, resulted in the increase for the period.

Loss in equity investment

As Nevsun held a significant influence in Reservoir from April 25, 2016 to June 22, 2016, the Company accounted for its interest in Reservoir using the equity method. The total loss incurred by Reservoir during this equity period approximated $9,845. The significant increase in Reservoir’s general and administration expenses during this period versus its prior quarters were costs related to the transaction with Nevsun. Transactions costs of $8,155, consisting of investment banking fees from two separate advisors, legal fees, and other costs, were expensed by Reservoir prior to its acquisition by Nevsun.

Administrative

Administrative costs in the six months ended June 30, 2016, were $8,610, down slightly from $8,923 in the six months ended June 30, 2015 primarily due to lower business development expenditures which decreased from $809 in 2015 to $279 in 2016 as certain business development expenditures directly related to the acquisition of Reservoir were capitalized. Salaries, employee benefits and long-term incentive expense also decreased from $5,354 in the six months ended June 30, 2015 to $5,208 in the 2016 period. Other expense increased from $1,900 in 2015 to $2,447 in 2016.

Finance income

Finance income for the six months ended June 30, 2016, of $2,781 (2015 – $1,358) is comprised of interest accrued on amounts receivable from the non-controlling interest of $898 (Q2 2015 – $1,075), interest earned on the funding loan to Reservoir of $887 (2015 – $nil) and other finance income of $996 (2015 – $283), comprised predominantly of interest earned on cash and cash equivalent balances. Other finance income has increased as a result of the Company having obtained a better return on its cash and cash equivalent balances, and interest on amounts due from non-controlling interest has decreased as a result of a lower principal balance on which interest is recorded.

Income taxes

Income tax expense for the six months ended June 30, 2016 of $25,756 (2015 – $30,666) relates to the BMSC mining operations where the statutory tax rate is 38%, and is comprised of $27,262 of current income tax expense (2015 – $19,696) and deferred income tax recovery of $1,686 (2015 – expense of $10,970).

Reconciliation of realized copper price

In U.S. $000s (except pounds of payable copper and per payable pound data)	Q2 2016	H1 2016	Q2 2015	H1 2015
Total revenues	$79,165	$171,598	$104,240	$221,412

Add (less):
Copper concentrate by-product sales	(9,239)	(19,895)	(28,588)	(43,337)
Other revenues	(28,344)	(44,293)	(1,095)	(1,095)
Treatment and refining charges	6,754	17,596	12,567	28,215
Provisional and final pricing and quantity charges (credits) on copper concentrate sales	(133)	(2,134)	2,380	15,282
Copper concentrate revenues, before pricing adjustments	$48,203	$122,872	$89,504	$220,477
Pounds of payable copper sold (millions)	22.9	57.9	33.6	81.0
Realized copper price per payable pound sold, before pricing adjustments	$2.10	$2.12	$2.66	$2.72
Provisional and final pricing and quantity adjustments per payable pound sold	$0.01	$0.04	$(0.07)	$(0.19)
Realized copper price per payable pound sold	$2.11	$2.16	$2.59	$2.53
LME average copper price per pound	$2.13	$2.12	$2.74	$2.69

Liquidity and capital resources

The Company’s cash and cash equivalents at June 30, 2016, were $240,298 (December 31, 2015 – $434,340).  Working capital, including cash and cash equivalents, was approximately $237,908. Accounts receivable and prepaids of $30,519 (December 31, 2015 - $15,209) include one shipment for which revenue was recognized but provisional payments were not yet received by period end (December 31, 2015 – none). The increase relates to larger vendor deposits and provisional pricing receivables at quarter end.

During the six months ended June 30, 2016, cash generated from operating activities was $72,290 (2015 - $116,629). During the six months ended June 30, 2016, the Company remitted $16,626 in income taxes (2015 - $21,679).

The Company used $230,379 in investing activities during the six months ended June 30, 2016 (2015 – $50,866), comprised predominantly of $204,530 (2015 – $nil) used to fund the acquisition of Reservoir Minerals, net of cash acquired on the completion of the transaction. The Company also spent $20,580 (2015 – $53,208) on mineral properties, plant and equipment during the six months ended June 30, 2016, comprised of $12,024 on the zinc expansion, $3,209 for sustaining capital, $272 on mineral properties and $5,075 on exploration and evaluation. These expenditures were before changes in non-cash working capital of $1,717. The Company also incurred $6,986 of pre-commercial production zinc costs (2015 – $nil).

The Company used $19,327 in its financing activities in the six months ended June 30, 2016 (2015 – $34,536). During the six months ended June 30, 2016, the Company paid dividends to Nevsun shareholders of $15,985 (2015 – $15,972). The Company also distributed $16,000 to the non-controlling interest during the six months ended June 30, 2016 (2015 – $21,600), and received $12,500 (2015 – $2,600) in repayments of amounts due from the non-controlling interest.

Off-Balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingency

Araya Lawsuit

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine.  The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean military.  The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”).  The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members.  No amount of damages is required to be quantified by the plaintiffs at this time.  No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit.  The Company denies the allegations and will vigorously defend itself in this matter.  No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Outstanding share data

As of July 27, 2016, the Company had 299,710,299 shares and 12,568,833 options issued and outstanding.

Financial instruments and risk management

A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s Annual Information Form for the year ended December 31, 2015, dated March 15, 2016, which is available on SEDAR at www.sedar.com.

The Company’s accounts receivable contains an embedded derivative due to the provisional pricing in copper concentrate and direct shipment sales contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period.  For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period.  The difference between the estimate and the final price received is recognized in revenue in the period in which the final adjustment is settled.  The final adjustment recorded for these revenues depends on the actual price when the sale settles.  There can also be adjustments for the final amount of metals in the copper concentrate and direct shipment ore.  The settlement dates under current sales contracts vary from one to four months after shipment

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

Accounting policies

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2015 annual consolidated financial statements, respectively. Additions to these policies are as follows:

Principles of consolidation

The Company consolidates its controlling interest in Timok JVSA (BVI) Ltd. and Rakita Exploration d.o.o. Beograd (Serbia), acquired through the Reservoir Transaction. The allocation of net assets and profit or loss between Nevsun and the non-controlling shareholder is based on each party’s economic rights to the underlying cash flows and net assets associated with the Timok mineral property.

Investments in associates

An associate is an entity over which the Company has significant influence. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control over those policies

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently adjusted to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate, and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in net income during the period.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses its investment in associates for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition and if the event or events have an impact on the estimated future cash flows of the investment.

Non-monetary transactions

The Company records non-monetary transactions in accordance with IAS 16, Property, Plant and Equipment. The cost of an item of property, plant and equipment is measured at fair value unless the exchange lacks commercial substance, or the fair value of neither the asset received nor the asset given up is reliably measureable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up. The Company determines whether an exchange transaction has commercial substance by considering the extent to which the Company’s future cash flows are expected to change as a result of the transaction.

Use of judgements and estimates

In preparing the condensed consolidated interim financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgement and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively. For a description of the critical judgements in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2015, which is available on SEDAR at www.sedar.com. Additional critical judgements are as follows:

  Determination that the acquisition of Reservoir is not a business combination but rather an asset acquisition;
  Determination of the preliminary fair values of the assets and liabilities of Reservoir acquired;
  Determination that the Company had significant influence over Reservoir during the period of its 19.99% investment from April 25, 2016 to June 22, 2016; and
  Determination that the fair value of the due from non-controlling interest was more reliably measurable than the fair value of the additional mineral properties acquired in the non-monetary transaction, and the determination of the fair value of the due from the non-controlling interest.

Internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the period ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Accounting changes and recent accounting pronouncements

There were no previously undisclosed significant accounting pronouncements issued during the period ended June 30, 2016.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration and mineral resource and reserve statements of this MD&A and approved its dissemination.

Non-GAAP performance measure

This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance.  The Company uses this performance measure extensively in its internal decision making process, including to assess how well the Bisha Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team.  The table below provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost per payable pound sold is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less by-product credits.  Royalties are excluded from the calculation of C1 cash cost per payable pound sold.  The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits.  By-product credits are an important factor in determining the C1 cash costs per pound.  The Company produces by-product metals, gold and silver, incidentally to copper production activities.  The gold and silver are considered to be by-products as they only represent 12% of total revenues during Q2 2016 (Q2 2015 – 20%).  The cash cost per payable pound will vary depending on the volume of by-product credits and the relative price of the by-products.  The C1 cash cost per payable pound is calculated by dividing the total costs, net of the by-product credits, by payable copper pounds sold.  The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Q2 2016		Q2 2015
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)	22.9		33.6
Operating expenses and selling costs	$28,559	$1.25	$48,794	$1.45
Add:
Copper concentrate treatment and refining charges	6,754	0.29	12,567	0.38
Less:
Copper concentrate by-product credits	(9,239)	(0.40)	(11,297)	(0.34)
Precious metals concentrate by-product credits(1)	-	-	(17,291)	(0.51)
Selling costs not related to concentrate sales	(5,058)	(0.22)	(264)	(0.01)
Total C1 cash cost	$21,016	$0.92	$32,509	$0.97
(1)	The precious metals concentrate by-product sale incurred $1,871 of treatment and refining charges and $3,587 of operating expenses and selling costs.

	H1 2016		H1 2015
C1 cash cost per payable pound (U.S. $000s, except per pound amounts)	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)	57.8		81.0
Operating expenses and selling costs	$70,030	$1.21	$106,288	$1.31
Add:
Copper concentrate treatment and refining charges	17,596	0.30	28,215	0.35
Less:
Copper concentrate by-product credits	(19,895)	(0.34)	(26,046)	(0.32)
Precious metals concentrate by-product credits(1)	-	-	(17,291)	(0.21)
Selling costs not related to concentrate sales	(7,758)	(0.13)	(264)	(0.01)
Total C1 cash cost	$59,973	$1.04	$90,902	$1.12
(1)	The precious metals concentrate by-product sale incurred $1,871 of treatment and refining charges and $3,587 of operating expenses and selling costs.

Forward looking statements

This Management’s Discussion and Analysis contains statements and information concerning anticipated developments in the Company’s continuing and future operations, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.

Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “hopes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors including, without limitation, the risks more fully described in the Company’s 2015 Annual Information Form, filed on March 15, 2016, and other filings.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources

The disclosure in this Management’s Discussion and Analysis uses mineral resource and mineral reserve classification terms that comply with Canadian securities laws that differ in certain material respects from the requirements of United States securities laws.  Disclosure has been made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System.  The NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the disclosure requirements of the SEC.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  Consequently, mineral resource and mineral reserve information contained in this MD&A is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

The SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards.

This Management’s Discussion and Analysis uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize these terms and U.S. companies are generally not permitted to use these terms in documents they file with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral “reserves.” Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.

Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with reporting standards in Canada, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.